Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 6, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On November 29, 2007, China Life Insurance Company Limited issued an announcement in Chinese on the resolutions of the ninth meeting of the second session of the Board of Directors, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated November 29, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
December 6, 2007	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

IMPORTANT

The Company and all members of its Board of Directors (the “Board”) warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Ninth Meeting of the

Second Session of the Board

The ninth meeting of the second session of the Board of the Company (the “Meeting”) was held on November 27, 2007 at Nanjing Dongjiao State Guest House, Jiangsu Province, with directors notified by way of a written notice dated November 13, 2007. All of the Company’s ten directors attended the Meeting, among whom are, Yang Chao, Chairman and executive director, Wan Feng, executive director, Shi Guoqing and Zhuang Zuojin, non-executive directors, Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang and Wei Weifeng, independent directors. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of China Life Insurance Company Limited.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present, unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the report of “Business Development Summary for the Year of 2007 and Business Development Plan for the Year of 2008”.

2. Passed the “Proposal on the Renewal of the Asset Management Agreement with China Life Insurance Asset Management Company Limited”.

The Board of the Company agreed to extend the “Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited” (the “Agreement”) entered into by and between the Company and China Life Insurance Asset Management Company Limited (the “AMC”). After such extension, the Agreement will expire on December 31, 2008.

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Commission File Number 001-31914

(According to the listing rules of the Shanghai Stock Exchange, AMC is a subsidiary controlled by the Company, and the transactions between the Company and AMC may be exempted from relevant disclosure obligations and procedures. According to the listing rules of the Hong Kong Stock Exchange, AMC is the Company’s related party. Yang Chao, Chairman of the Board, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, are the senior management of China Life Insurance (Group) Company (the “CLIC”), the direct and indirect controlling party of the counterparty in the transaction, i.e., AMC. At the same time, Wan Feng is the director of AMC. Therefore, Yang Chao, Chairman of the Board, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, being interested parties, abstained from voting on this proposal. Independent directors of the Company voted for such related party transaction. The Company will, following the extension of the Agreement, make necessary disclosure in accordance with the listing rules of Hong Kong Stock Exchange.)

3. Passed the “Proposal on Capital Increase of China Life Property & Casualty Insurance Company Limited”.

The Company, together with CLIC, proposes to increase the registered capital of China Life Property & Casualty Insurance Company Limited (the “Property & Casualty Insurance Company”). Currently, the registered capital of the Property & Casualty Insurance Company is RMB 1 billion, 60% of which, i.e. RMB 600 million, is contributed by CLIC, and the remainder 40% of which, i.e. RMB 400 million, is contributed by the Company. The Company and CLIC plan to increase the registered capital of the Property & Casualty Insurance Company with RMB 3 billion, which will increase the registered capital of the Property & Casualty Insurance Company to RMB 4 billion. Among the RMB 3 billion increase, the Company proposes to contribute about RMB 1.2 to 2 billion, with the remainder to be contributed by CLIC. Given that the detailed capital increase amount of CLIC is subject to approval by the Ministry of Finance, the exact capital increase amount of the Company has not been determined. The Board agreed to authorize the management of the Company to implement the above mentioned capital increase and share expansion plan. After the execution of the capital increase agreement, the Company will make necessary disclosure on this related party transaction in accordance with relevant listing rules of the stock exchanges. Yang Chao, Chairman of the Board, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, being interested parties, abstained from voting on this proposal. Independent directors of the Company voted for such related party transaction.

4. Passed the “Proposal on Capital Increase of China Life Pension Company Limited”.

The Company proposes to increase the registered capital of China Life Pension Company Limited (the “Pension Company”) with an amount of RMB 1,854,838,700. In addition, China Credit Trust Co., Ltd. (the “China Credit Trust”) intends to invest in the Pension Company. Following the capital increase, the registered capital of the Pension Company will increase to RMB 2.5 billion, and the shareholding structure of the Pension Company will be as follows: 87.4% of the equity interest held by the Company, 6% of the equity interest held by CLIC, 4.8% of the equity interest held by the AMC and 1.8% of the equity interest held by China Credit Trust. The Board hereby authorizes the management of the Company to implement the above capital increase plan.

(According to the listing rules of the Shanghai Stock Exchange, Pension Company is a subsidiary controlled by the Company. The transactions between the Company and the Pension Company may be exempted from relevant disclosure obligations and procedures. According to the listing rules of the Hong Kong Stock Exchange, Pension Company is the Company’s related party. Yang Chao, Chairman of the Board, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, are the senior management of CLIC,

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Commission File Number 001-31914

the direct and indirect controlling party of the counterparty in the transaction, i.e., Pension Company. At the same time, Wan Feng is the chairman of the Board of Directors of Pension Company. Therefore, Yang Chao, Chairman of the Board, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, being interested parties, abstained from voting on this proposal. Independent directors of the Company voted for such related party transaction. The Company will, following the execution of the capital increase agreement, make necessary disclosure in accordance with the listing rules of Hong Kong Stock Exchange.)

5. Passed the “Proposal to Further Improve the Corporate Governance System”.

The Board established “Working Rules for Independent Directors”, “Internal Report Rules for Material Information” and amended “Rules of Procedure for Strategic Committee” and “Rules of Procedure for Risk Management Committee”.

6. Passed the “Proposal on the Review of Compliance Management Measures (Interim) of China Life Insurance Company Limited”.

7. Passed the “Material Emergencies Management Plan on the Management of the Insurance Asset of China Life Insurance Company Limited”.

8. Passed the “Proposal on the Convening of the Tenth Meeting of the Second Session of the Board”.

9. Approved the amendment to the current system under which more than one person are the press spokesmen of the Company.

In order to improve corporate governance, the Board agreed to the proposals by the management of the Company, decided to amend the existing system under which more than one person are the press spokesmen of the Company and appointed Mr. Liu Ting’an, secretary of the Board, as the press spokesman of the Company.

10. Approved the removal of the Investors Relation Department, the function of which will be incorporated into the Board Secretariat.

In order to improve corporate governance, the Board agreed to the proposals by the management of the Company and decided to remove the Investors Relation Department, the function of which will be incorporated into the Board Secretariat, so as to further strengthen the function of the working mechanism of the Board.

Board of China Life Insurance Company Limited

November 29, 2007

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